CUSIP No. 865634 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.______)*

Summer Energy Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

865634 109

(CUSIP Number)

Albert LaRose, Jr.

4747 Research Forest Drive, Suite 180-32

The Woodlands, TX 77381

(713) 677-3262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865634 109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Albert LaRose, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 2,000,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power Common Stock: 2,000,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 2,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock (1)(2): 7.4%
14	Type of Reporting Person (See Instructions) IN

(1)These shares are held of record by LaRose Holdings, LLLP, a Delaware limited liability limited partnership (“Holdings”).  Holdings’ general partner is LaRose Holdings Management, Inc., a Delaware corporation (“General Partner”).  Mr. LaRose is the president of the General Partner and holds sole voting and dispositive control over securities held by Holdings and as such may be deemed to beneficially own all of the securities held directly by Holdings.

(2)Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-K filed with the SEC on March 29, 2018, (25,055,833 shares), plus the 2,000,000 shares of the Issuer’s Common Stock issued to Holdings.

CUSIP No. 865634 109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaRose Holdings, LLLP 46-5712343
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 2,000,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power Common Stock: 2,000,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 2,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock (1): 7.4%
14	Type of Reporting Person (See Instructions) OO

(1)Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-K filed with the SEC on March 29, 2018, (25,055,833 shares), plus the 2,000,000 shares of the Issuer’s Common Stock issued to Holdings.

CUSIP No. 865634 109

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 5847 San Felipe Street, #3700, Houston, Texas 77057.

Item 2.  Identity and Background

(a)This Schedule 13D is filed by Albert LaRose, Jr. (“LaRose”) and LaRose Holdings, LLLP, a Delaware limited liability limited partnership (“Holdings”). Pursuant to Instruction C hereto, the information called for by Items 2–6, inclusive, is also given with respect to Holdings’ general partner, LaRose Holdings Management, Inc., a Delaware corporation (“General Partner,” and collectively with LaRose and Holdings, the “Reporting Persons”).  LaRose was appointed as a director of the Issuer on April 13, 2018.

(b)The Reporting Persons’ business address is 4747 Research Forest Drive, Suite 180-32, The Woodlands, TX 77381.

(c)LaRose’s principal occupation is the management of personal investments and the development of various real estate projects.    Holdings and General Partner were principally organized to hold and manage investments for LaRose.

(d)None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any Reporting Person been nor is any of them now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)LaRose is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Holdings purchased 2,000,000 shares of Common Stock in exchange for $3,000,000 pursuant to a securities purchase agreement between Holdings and the Issuer, as set forth in a Current Report on Form 8-K filed by the Issuer on April 19, 2018.  General Partner is the sole general partner of Holdings.  LaRose is the president of General Partner. Holdings used partnership funds and Mr. LaRose’s personal funds to purchase the shares of Common Stock.

Item 4.  Purpose of Transaction

The Reporting Persons hold the shares of Common Stock of the Issuer as reported herein for the purpose of investment.

The Reporting Persons may, from time to time and for their own account, increase or decrease their beneficial ownership of Common Stock or other securities of the Company. None of the Reporting Persons has reached any decision with respect to any such possible actions.  If the Reporting Persons do, either collectively or individually, increase or decrease the beneficial ownership of Common Stock or other securities of the Company, he/it/they will timely file an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, and other than LaRose’s service as a director of the Company, none of the Reporting Persons has any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP No. 865634 109

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company's business or corporate structure;

(g)Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)As of the date hereof, the Reporting Persons beneficially own 2,000,000 shares of the Issuer’s Common Stock representing approximately 7.4% of the outstanding shares of the Issuer’s Common Stock (based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-K filed with the SEC on March 29, 2018, (25,055,833 shares), plus the 2,000,000 shares of the Issuer’s Common Stock issued to Holdings).

(b)By virtue of his position as president of General Partner, LaRose has sole voting and sole dispositive power over the shares of Common Stock held of record by Holdings and reported in this Schedule 13D. No other person shares any voting or dispositive power of such shares.

(c)Other than the transactions described in Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

The aforementioned securities purchase agreement was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on April 19, 2018. The foregoing document is hereby incorporated by reference to this Schedule 13D.

A Joint Filing Agreement by and between LaRose and Holdings is attached hereto as Exhibit A.

CUSIP No. 865634 109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2018/s/ Albert LaRose, Jr.

Albert LaRose, Jr.

LaRose Holdings, LLLP

By: LaRose Holdings Management, Inc.

Its: General Partner

/s/ Albert LaRose, Jr.

By: Albert LaRose, Jr.

Its: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 865634 109

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Summer Energy Holdings, Inc., a Nevada corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (“Agreement”) as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: April 23, 2018

/s/ Albert LaRose, Jr.

Albert LaRose, Jr.

LaRose Holdings, LLLP

By: LaRose Holdings Management, Inc.

Its: General Partner

/s/ Albert LaRose, Jr.

By: Albert LaRose, Jr.

Its: President